Millstone Community Solar

Regulation Crowdfunding Form C

Offering Statement

Plankton-Gratitude Yield Co., LP - Construction Plus Loan

Target Offering Amount: $632,500

Maximum Offering Amount: $737,500

Interest Rate per Year: 8.5%

Maturity Date: 10/01/2026

Minimum Investment: $10

Incremental Amounts: $1

Table of Contents

Disclosures	2
Updates	3
About this Form C	4
Attestations	5
Business	7
The Offering	8
Directors, Officers, and Employees	9
Terms of the Offering	10
Financial Condition	13
Regulatory Information	14
Risk Factors	15
Appendix 1. Important Information About The Crowdfunding Process	19
Appendix 2 – Loan Amortization	23
Appendix 3 – Financial Statements	24
Appendix 4 – Material Information	25

Disclosures

- A crowdfunding investment involves risk, you should not invest any funds in this offering unless you can afford to lose your entire investment.

- In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

- The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

- These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

- This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company's Offering materials, the words *estimate, project, believe, anticipate, intend, expect,* and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views concerning future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Offering or to conform these statements to actual results or changes in our expectations.

Updates

If applicable, any updates on the status of this Offering may be found on the Climatize Platform https://climatize.earth/.

About this Form C

The Offering is being made through Climatize Earth Securities LLC ("Climatize") in its capacity as a registered funding portal intermediary. Information about the Company is provided on the Offering Page maintained for this Offering by Climatize, which is located on the Climatize Platform https://climatize.earth/.

Investors should rely only on the information contained in this Form C when considering an investment. The Company has not authorized anyone to provide additional or different information beyond what is included in this Form C. The offer to sell and solicitation of offers to buy the securities are being made only in jurisdictions where such offers and sales are legally permitted.

The information contained in this Form C is believed to be accurate, in all material respects, only as of the date of the Form C, regardless of the time of delivery or any subsequent sale of securities. The Company's business, financial condition, results of operations, and prospects may have changed since that date. Statements regarding the content of any agreement(s) or document(s) included herein are summaries only, and as such, may be selective and incomplete. These statements are qualified in their entirety by reference to the actual agreements or documents.

The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company, or any other relevant matters, and any additional reasonable information to any prospective Investor before the consummation of the sale of the Securities. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time after the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale in all 50 states, Washington, D.C., and US territories. Restrictions on reselling are detailed in Appendix 1.

Attestations

Requirements for Filing Form C

Plankton-Gratitude Yield Co., LP., (the "Company", "Issuer") with its principal place of business at 4554 N FORESTDALE DR UNIT E28, PARK CITY, UT 84098 and its website address https://www.planktonenergy.com/ has certified that all following statements are TRUE, in all material respects, for the Company in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.

4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

5. Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

7. Is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

Representation Attestation

The content of Form C is based entirely upon Plankton-Gratitude Yield Co., LP's representations. Plankton-Gratitude Yield Co., LP hereby certifies and attests that, to the best of their knowledge, the information provided in Form C is true, accurate, and complete to the best of their knowledge at the time of this attestation.

This attestation is made with the understanding that it may be relied upon by Climatize Earth Securities LLC for legal and official purposes. Plankton-Gratitude Yield Co., LP understands the legal and binding nature of this attestation and acknowledges that any false or misleading information provided herein may have legal consequences. This Agreement will be construed and interpreted by the laws of the State of Delaware.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Date: 2025-06-16

Rebekah Butler

Rebekah Saul Butler
Managing Partner
Plankton-Gratitude Yield Co., LP

Intentional misstatements or omissions of facts constitute
federal criminal violations. See 18 U.S.C. 1001.

Business

Description of Business

This investment is in Plankton-Gratitude Yield Co., LP. ("Plankton-Gratitude").

About Plankton-Gratitude Yield Co., LP

Plankton–Gratitude is a joint company by **Plankton Energy** and **Gratitude Railroad** to scale the deployment of distributed solar projects.

<u>About Plankton Energy</u>

Founded in 2018, **Plankton Energy** is a turnkey solar development company focused on **commercial and community-scale** installations. From design and engineering to financing, construction, ownership, and ongoing operations, Plankton delivers **turnkey clean energy solutions** tailored to a wide range of property types—including retail centers, industrial parks, multifamily housing, educational institutions, and faith-based organizations.

Plankton specializes in:

- Structuring deals that align with property owners' financial and operational goals

- Leveraging federal and state incentives to make solar accessible and cost-effective

- Operating clean energy systems across dozens of U.S. states, with a growing track record in **underserved markets and LMI communities**

<u>About Gratitude Railroad</u>

Gratitude Railroad is a mission-driven investment advisor that mobilizes private capital toward solving critical environmental and social challenges. With a community of over 200 investors, fund managers, and entrepreneurs, Gratitude Railroad offers:

- **Deal-by-deal investments** in early-stage companies and funds

- A **fund-of-funds platform** focused on underrepresented impact managers

- Strategic capital to catalyze growth in sectors like clean energy, climate resilience, digital health, educational equity, and financial inclusion

Their approach is rooted in **long-term stewardship, active partnership, and impact rigor**, ensuring that capital is not only deployed, but nurtured toward outcomes that matter.

<u>The Joint Platform: Plankton–Gratitude</u>

The Plankton–Gratitude partnership combines **Plankton's development and technical expertise** with **Gratitude's impact investment acumen and investor community**. The result is a growing portfolio of **distributed community solar projects** that aim to:

- Expand access to renewable energy in underserved geographies

- Deliver guaranteed energy savings to low- and moderate-income (LMI) households

- Provide investors with access to well-structured, mission-aligned clean energy assets that have compelling returns

<u>Millstone Community Solar | New Jersey</u>

The **Millstone Project** is located in **New Jersey**, this community solar installation brings clean power and utility bill savings directly to residents—particularly who typically face barriers to accessing solar.

The Offering

Purpose of the Offering

Plankton-Gratitude Yield Co., LP's offering aims to raise Construction Plus Loan.

Use of Proceeds

The Company is seeking to raise $632,500 ("Target Offering Amount") to $737,500 ("Maximum Offering Amount").

Category	Target Offering Amount	Maximum Offering Amount
Net Proceeds	$600,000.00	$700,000.00
Origination Fees	$30,000.00	$35,000.00
Commitment Fees	$2,500.00	$2,500.00
Total Proceeds	$632,500.00	$737,500.00

Use of Net Proceeds: Projects

Fund the construction of **Millstone Community Solar project.**

Use of Net Proceeds: Legal & Accounting

Plankton-Gratitude Yield Co., LP covers any legal, accounting, and insurance costs.

Financing

500 bps of the actual Offering Amount raised, payable in full on the Funding Date. Annual servicing fee of 50 bps of the actual Offering Amount, for the Term of the Loan, in the event the loan exceeds 12 months. Other filing fees or third party fees may apply.

Directors, Officers, and Employees

The term officer means a president, vice president, secretary, treasurer, or principal financial officer, comptroller, or principal accounting officer, and any person routinely performing similar functions.

Rebekah Saul Butler

Principal Occupation: Managing Partner & Co-CEO

Employer: Gratitude Railroad

Employer's Principal Business: Gratitude Railroad is a mission–driven investment firm that mobilizes private capital to solve social and environmental challenges, with a focus on climate, clean energy, health equity, and sustainability.

Business Experience: Rebekah Saul Butler is the Managing Partner and Co-CEO of Gratitude Railroad, where she oversees strategy, operations, and investment initiatives aimed at advancing impact–focused capital deployment. Prior to this role, she served as Co-CEO and Chief Investment Officer of The Grove Foundation, where she led the transition of a $150 million portfolio to 100% mission alignment and managed an $18 million impact carve–out including 21 direct investments. She also helped launch the Grove Action Fund to advance climate justice and public health. Rebekah has held prior roles in management consulting and policy, and serves on the Board of the Sierra Club Foundation, where she chairs the Investment Committee. She holds an MBA and MPH from UC Berkeley and a BA from Stanford University.

Daniel Giuffrida

Principal Occupation: Founder & CEO

Employer: Plankton Energy

Employer's Principal Business: Plankton Energy is a turnkey commercial and community solar development firm that designs, finances, constructs, owns, and operates distributed solar projects—serving real estate owners, REITs, schools, and non–profits to reduce energy costs and boost sustainability

Business Experience: Dan leads project development and corporate strategy. He also serves as a Professor at Columbia University's Earth Institute, teaching solar project development. Prior to founding Plankton Energy in 2018, he was Vice President at Safari Energy, managing the financing and development of over 100 MW of distributed solar projects. Earlier, he worked in social venture investing in India and Bhutan, and began his career in investment banking at Bank of America Merrill Lynch, focusing on power, utilities, and renewables. Dan holds an MS in Sustainability Management from Columbia University and a BA (cum laude, honors in Economics) from Wake Forest University.

Nikhil Mittal

Principal Occupation: Partner

Employer: Plankton Energy

Employer's Principal Business: Plankton Energy develops commercial and community solar systems across the U.S., delivering clean energy solutions with bespoke financing, engineering, and asset management support

Business Experience: Nik oversees transaction structuring and strategic initiatives to expand Plankton's platform. He is a founding partner of Molecule Ventures LLC, an environmental markets investment firm, and serves on the Board of Directors of JetBlue Airways (Audit, Finance, and ESG committees). From 2006 to 2017, he was at JANA Partners, where he co-managed public equities and led special situation investments. He also served as Senior Fellow at the Environmental Defense Fund. Nik earned a JD/MBA from NYU School of Law & Stern School of Business (Stern Scholar) and a BA in Economics with honors from UNC-Chapel Hill. He also holds a Certification in Sustainable Finance from Columbia University.

Principal Security Holders

Name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No and Class of Securities Now Held	% of Voting Power Prior to Offering
Gratitude Railroad LLC	47.5	47.5%
Plankton Energy LLC	32.76	32.76%
NPAKA Solar LLC	14.7414	14.7414%
3BG Solar Holdings LLC	5	5%

Current Employees

How many employees does your company currently have? No employees.

Terms of the Offering

Summary

You are purchasing a Debt Note. Below is a summary of the terms Plankton-Gratitude Yield Co., LP intends to offer (the "Offering").

Security

- Construction Plus Loan
- Target Offering Amount: $632,500
- Maximum Offering Amount: $737,500
- 8.5% Annual Interest Rate
- Offering Period: 06/23/2025 to 09/21/2025 ("Issuance Date") (90 days).
- Term: Begins on the first day immediately following the Offering Period (the "Issuance Date") and ends on the date that is 24 months from the Issuance Date (the "Maturity Date").

Minimum Investment

The minimum investment for this Offering is $10, and additional amounts may be invested in increments of $1 thereafter.

Terms & Conditions: Construction Plus Loan

Summary Description	A delayed draw revolving facility ("Loan"), not to exceed the Maximum Offering Amount, to finance the development and construction of the Millstone Community Solar project.
Project	712 kW rooftop community solar project
Construction Plus Loan	The Loan term is a 12-month period following the date that Climatize successfully completes the capital raise ("Funding Date") in which distributions shall be made in accordance with a Draw Schedule, by request of the Issuer, or by mutual agreement of the parties.
Repayment	The Loan is an up to 12 month long term during which the Borrower shall make quarterly interest-only payments each January 1, April 1, July 1, and October 1 following the Funding Date. All unpaid accrued and unpaid interest and principal will be due and payable at the Loan Maturity Date.
Security	A lien on all project assets for the funded project, provided the Security will secure all of the obligations owed to Lender, pledge of the Issuer and/or Borrowers' applicable accounts and, as applicable, consents and assignments of certain key project documents as may be required (e.g. PPA, EPC, Site Lease, and O&M) and applicable leasehold mortgages. Pledge of any applicable rebate, grant, tax credit, and/or incentive, as applicable.

Collateral	1. All project equipment. 2. All contracts for operation of the project. 3. Any applicable leasehold mortgage associated with the project. 4. All equity owned by Issuer, Borrower and/or Borrower parent, as applicable, with respect to the project.

Sale of the Company

Payment on Change of Control. All outstanding principal and accrued interest, and any prepayment fee that may be due, shall be immediately due and payable upon a Change of Control of the Borrower. "Change of Control" means (i) the sale or other disposition of all or any substantial portion of the assets or equity securities of the Borrower; (ii) a change in more than fifty percent (50%) of the effective voting power of the Borrower; or (iii) any merger or reorganization of the Borrower, except a merger in which those in control of the Borrower retain more than fifty percent (50%) of the combined voting power of the resulting entity.

Default

Event of Default. An event of default, excluding those caused by a force majeure event, includes, but is not limited to, the following:
1. If Borrower fails to pay any amount when due to Lender when due.
2. If Borrower fails to fulfill any material obligation or responsibility.
3. If a case is commenced by or against a Borrower under any insolvency, bankruptcy, creditor adjustment, or debtor rehabilitation laws, state or federal (provided that in the case of any involuntary proceeding, it shall constitute a default only if such proceeding continues in excess of sixty (60) days following filing).
4. If any material representation, warranty, or document is demonstrated to be false and/or misleading at the time given.

Notice of Default. As soon as possible and in any event within five (5) days after the occurrence of each default or any event, development, or occurrence reasonably likely to have a material adverse effect, a statement from the Borrower setting forth the details of such default or event, development or occurrence and the action of the Borrower has taken and proposes to take as a result of the default.

Remedies. Any default is subject to a thirty (30) day cure period, following receipt of notice of default from the Borrower. In addition to any remedies available at law or in equity, if Borrower is more than thirty (30) days late in making any payment, Lender may declare that the entire balance of unpaid principal is due immediately, together with the interest that has accrued.

Alternatively, if the Borrower is more than thirty (30) days late in making any payment, the Lender may elect to impose a Cash Trap Event that shall remain in effect for three (3) months. During a Cash Trap Event, no excess cash distributions will be made to the Sponsor or its affiliates and Lender shall have the ability to apply excess cash to prepay the outstanding principal balance on the Loan, at its discretion. For clarity, though, any excess cash utilized will be in accordance with the Payment Waterfall.

Description of Securities

The securities evidence a fixed-debt obligation, as opposed to an equity interest, and therefore the Noteholders only receive the regularly scheduled principal and interest payments and do not receive any other payments due to the Issuer's growth or income.

However, in the event of a bankruptcy or liquidation of the Company, debt is paid before equity, and therefore, the securities would be paid before any payments related to an equity interest. However, depending on how much cash the borrower has, the holders may not be repaid in full.

Limitations on Voting Rights

The holders are not entitled to vote on any matters of the Company, however, if the Company were to enter bankruptcy, the debt holders would have certain voting rights as creditors.

Modification and Termination

The terms of the security cannot be modified solely by the Issuer once the securities are issued to investors. Per Regulation Crowdfunding, the terms of the security could be modified by the Issuer during the raising process, but that would be considered a material change and require investor reconfirmation. The Issuer cannot modify the terms once the Offering has Closed (Close Date). See Appendix 1 for more information.

Restrictions on Transfer of Securities being Offered: Under Regulation CF

The securities being offered may not be transferred by any purchaser of such securities during the one year beginning when the securities were issued unless such securities are issued to:

- The issuer
- An accredited investor[1]
- As part of an offering registered with the U.S. Securities and Exchange Commission
- To a member of the family of the purchaser or the equivalent[2], to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

After one year, any transfer or sale of the securities must receive prior written consent from the issuer to ensure accurate ownership records among other material items.

Valuation Methodology

The securities are Debt Notes and are, therefore, valued based on their respective original principal amounts. The Company believes that the annual interest rate applicable to the securities reflects general market terms for similar securities.

---

[1]The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

[2]The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Financial Condition

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. Plankton-Gratitude Yield Co., LP. UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Financial Condition of the Issuer and Financial Statements

The financial statements provided in Appendix 3 were prepared in accordance with U.S. generally accepted accounting principles.

Financial Milestones & Anticipated Revenues

As of **December 31, 2024**, the fund has:

- Called **$1,781,250** in partner capital contributions.

- Made **three equity investments** totaling **$1,455,782** across:

    - *Phytoplankton 57 Wells Solar LLC*

    - *Phytoplankton 85 Wells Solar LLC*

    - *Phytoplankton Cantebury Solar LLC*

- These assets currently represent **84.26% of total net assets**, all held at cost with **no unrealized gains** to date.

Despite these capital deployments, **no revenue has been recognized yet** from the portfolio investments. Total income to date is limited to **$1,245** in non-portfolio interest income.

Financial Projections

The financial statements do not provide forward-looking projections. However, the structure and timing of equity investments (June, August, and December 2024) suggest that revenue generation from the underlying solar projects is expected to commence in **2025**, assuming the projects achieve commercial operation.

Liquidity and Capital Resources

As of 12/31/2024:

- **Cash and cash equivalents:** $259,449

- **Total assets:** $1,727,653

- **No debt obligations** or accounts payable are reported, and there are no current liabilities disclosed.

- The fund has maintained **sufficient liquidity** post-investment to meet near-term obligations.

Cash was primarily sourced from:

- **$1,781,250** in partner contributions
  Cash was primarily used for:

- **$1,455,782** in portfolio investments

- $54,842 in fund-level expenses (management fees, professional fees, etc.)

Other

The Company discloses the following additional exempt offerings within the past three years:

- Date of Offering: 2024-12-03
- Exemption Relied Upon: Regulation D Rule 506(b)
- Aggregate amount sold: $7,125,000
- Security type: Equity

Regulatory Information

Tax

Investors will be provided with tax information on an annual basis related to their investments. Investors must keep their information up to date with the Company during the life of the investment to receive this information on a timely basis.

Disqualification

No Disqualifying event has been recorded concerning the company or its officers or directors.

Annual Reports

The issuer will file a report electronically with the Securities and Exchange Commission annually, no later than 120 days after the end of each fiscal year covered by the report.

The issuer must continue to comply with the ongoing reporting requirements until:
1. The issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. The issuer has failed, since its most recent sale of securities under this part, at least one annual report under this section, and has fewer than 300 holders of record;
3. The issuer has failed, since its most recent sale of securities under this part, the annual reports required under this section for at least the three most recent year, and has total assets that do not exceed $10,000,000;
4. The issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. The issuer liquidated or dissolved its business under state law.

Compliance Failures

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority.

Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Securities Risks

Fixed Return; Limited Upside Potential. These securities are structured as fixed-income **interest-only debt notes** with a stated annual rate of **8.5%** and a term of **up to 12 months**. Investors will not benefit from any potential equity upside or additional financial gains beyond the stated interest payments and principal repayment.

Credit and Execution Risk. Investor returns are dependent on the successful deployment and performance of the **Millstone Community Solar project**, including the completion of installation and receipt of incentive payments. Delays in construction, interconnection, or equipment procurement may impair cash flow, potentially resulting in delayed or missed payments.

Collateral Risk. The notes are secured by a lien on project assets (including contracts, equipment, tax credit proceeds, and leasehold rights). However, in the event of a default, liquidation of these assets may not yield full repayment if their market value declines or if sale and recovery are delayed.

Reserve Account Risk. The Issuer is required to maintain a **Payment Reserve Account** equal to one quarterly interest payment. Failure to maintain this minimum balance may signal financial distress. While this reserve offers some protection, it does not guarantee repayment of the full loan amount.

Prepayment Risk. The Issuer may **prepay the loan at any time without penalty**. While this may reduce credit risk, early repayment would reduce expected interest income and limit yield in a low-rate environment.

Interest Rate Risk. These notes offer a **fixed rate of return**. If market interest rates rise, the relative value of this investment may decline. There is no secondary market for these notes, and early sale (where permitted) may result in a discount.

Liquidity Risk. These securities are **illiquid and not publicly traded**. Transfers are restricted by securities laws and require Issuer consent. Investors should be prepared to hold their investment until maturity.

Lack of Investor Control. Investors have no control over project decisions, project operators, or loan servicing. Climatize acts on behalf of investors in managing repayment and enforcing rights in the case of default.

Issuer & Operational Risks

Limited Operating History. Plankton-Gratitude Yield Co., LP is a newly formed entity with limited operating history. Its financial performance is not yet proven and depends on timely project execution and receipt of incentives.

Incentive & Regulatory Risk. Repayment of the loan partially relies on the receipt of government **grants, rebates, and tax credits**, which may be delayed or reduced due to regulatory changes or eligibility criteria. While these proceeds are pledged as collateral, changes in federal or state incentive programs could impact repayment capacity.

Financial Reporting Risk. The Issuer is not subject to public company reporting standards. While annual financial statements will be provided and Regulation Crowdfunding mandates ongoing reporting via Form C-AR, disclosures may be less frequent or comprehensive than those of publicly listed companies.

Servicing & Administrative Risk. Climatize, as the loan servicer and funding portal, will disburse payments and act on behalf of lenders in the event of default. Any error or failure in servicing may impact the timing or execution of payments.

Crowdfunding-Specific Risks

Speculative Nature. This is a speculative investment and should be viewed as high risk. Investors may lose part or all of their investment.

Resale Restrictions. You may not sell or transfer these securities for **at least one year**, and even after that, only under limited circumstances as allowed by securities law.

Cancellation Restrictions. Investment commitments may only be canceled within the **SEC-mandated cancellation window** (typically 48 hours before campaign closing).

Limited Disclosure & Oversight. Unlike public companies, this offering is not subject to quarterly reporting or real-time disclosures. Information available may be limited and unaudited.

Reliance on Key Individuals. The Issuer's success is partially dependent on its leadership team's ability to execute the project. Departure of key personnel or underperformance could impact the success of the investment.

No Tax Advice. No representation is made regarding the tax treatment of any investment. Consult a qualified tax professional before investing.

Appendix 1. Important Information About The Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Company will work through Climatize Earth Securities LLC, a FINRA-compliant regulated Funding Portal, to conduct the Regulation Crowdfunding offering of securities. Securities will be delivered through electronic transmission.

Remuneration for Climatize

500 bps of the actual Offering Amount raised, payable in full on the Funding Date with an annual servicing fee of 50 bps of the actual Offering Amount, for the Term of the Loan.

Investing Process

To invest in an offering, Investors must have an Account with Climatize. Climatize collects To invest in an offering, Investors must have an Account with Climatize. Climatize collects certain personal information to run a Know-Your-Customer (KYC) and Anti-Money Laundering (AML) check on each investor at no cost to the investor. An individual must be 18 years of age to invest. Investors who are non-US residents may not be able to participate in the Offering due to local Securities laws. Please see more information available in the Climatize Educational Materials (https://www.climatize.earth/educational-materials/). After you select to invest in the Climatize Platform, if you do not already have an Account set up, you will be asked to provide certain information to enable Climatize to set up your Account. The Purchaser's funds for payment will be deducted and then held in escrow with North Capital Securities, an independent escrow agent, during the raise.

Progress during an Offering

Climatize will display on the issuer's Offering Page, an investment progress bar and Updates regarding the Offering. For those with investment commitments in the offering already, you will receive certain email notifications from Climatize. Investors can ask questions to the issuer during the offering period on the "Discussion" Channel tab on the Issuer's Offering Page. You must be signed in to your Climatize Account to be able to ask your question, however.

Target Offering Amount and Maximum Offering Amount

A company selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no Securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the issuer will not receive funds.

Cancellation

Investors may cancel an investment commitment until 48 hours before the deadline identified in these offering materials. The intermediary will notify investors when the Target Offering Amount has been met.

If the issuer reaches the Target Offering Amount before the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days before such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment within 48 hours before the offering deadline, the funds will be released to the issuer upon closing of the offering, and the investor will receive Securities in exchange for his or her investment.
If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled, and the committed funds will be returned.

You cancel your investment commitment directly on the Climatize Platform.
1. Go to the Home Page on the Climatize Platform
2. Find the project in the "My Projects" list. Tap it
3. You will now see the issuer's Offering Page, your total investment in the project, and an option to cancel your investment in the project
4. After canceling your investment, Climatize will trigger a refund of your money to your funding account (visible under your Profile Settings)

If you need any assistance at any point, please reach out to the Climatize team at support@climatize.earth.

Early Close

Climatize, as the intermediary conducting the offering, will notify investors when the Target Offering Amount has been met.

If the issuer reaches the Target Offering Amount in settled funds before the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Company continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the issuer may choose to close the offering at an earlier date i.e., an "Early Close". Climatize will provide notice to all potential investors of the Early Close date via email, at least 5 business days before the Early Close date (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The notice will inform investors of: the anticipated Early Close date, their right to cancel an investment commitment for any reason up until 48 hours before the Early Close date, and whether the Issuer will continue to take commitments during the 48 hours.

Material Changes

In the case of a material change to the issuer or offering terms during a raise, any investor with a commitment to the Offering will receive a notification via their email on file of this material change and that their investment will be canceled unless the investor reconfirms his or her investment within five (5) business days of receipt of the notice. If the investor fails to reconfirm the investment within five (5) business days, the investment will be canceled, and a notice of the cancellation and reason will be sent to the investor. Climatize will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction.

Oversubscribed

If the Offering is oversubscribed e.g., the investor interest is over the Target Offering Amount, the issuer plans to allocate investor commitments on a first-come first-served basis. The Company is under no obligation to but may choose to, accept any additional subscriptions for the Securities once the Company has received subscriptions for the maximum amount of the offering. Investors should consider this when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The Securities being offered generally may not be resold by any purchaser of such Securities for one year beginning when the Securities were issued unless such Securities are transferred: (1) to the issuer of the Securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories outlined in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the Securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

After one year, any agreement to transfer or sell the Securities will be authorized only by the written confirmation of both the investor and the Company. Without limiting the foregoing, the Company shall not recognize and shall issue stop-transfer instructions concerning any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Security, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Company of such holder's intention to affect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel of the Company to the effect that the proposed sale, pledge, or transfer of the Security may be effected without registration under the Securities Act, whereupon the holder shall be entitled to sell, pledge, or transfer such Security in accordance with the terms of the notice given by the holder to the Company.

Appendix 2 – Loan Amortization

The amortization schedule can be found below, in Table 2.

Please note that past performance is not indicative of future returns. As with any investment, projects hosted on Climatize's platform carry a risk of underperformance or loss. This is not investment advice. Investing carries risks. Please do your research before making any investment decisions. This table is subject to change depending on the Funding Date.

Payment	Date	Interest Payment	Principal Payment	Total Payment	Remaining Balance
1	10/01/2025	$1,717.47	0	$1,717.47	$737,500.00
2	01/01/2026	$15,671.88	0	$15,671.88	$737,500.00
3	04/01/2026	$15,671.88	0	$15,671.88	$737,500.00
4	07/01/2026	$15,671.88	0	$15,671.88	$737,500.00
5	10/01/2026	$15,671.88	$737,500.00	$753,171.88	$0.00

Appendix 3 – Financial Statements

Plankton-Gratitude Yield Co., LP

(a Delaware Limited Partnership)

Financial Statements

For the period ended December 31, 2024

(unaudited)

Confidential - For LP use only

These quarterly financial statements have not been subjected to an audit, review or compilation engagement so no assurance is provided on them.

Plankton-Gratitude Yield Co., LP
(a Delaware Limited Partnership)
STATEMENT OF NET ASSETS
December 31, 2024
(Unaudited)

Assets

Portfolio investments, at fair value (cost of $1,455,782)	$	1,455,782
Cash and cash equivalents		259,449
Management fees paid in advance		12,422
Total assets		1,727,653
Net assets	**$**	**1,727,653**

Net Assets Represented by Partners' Capital

Partners' contributed capital	$	1,781,250
Cumulative investment performance:		
Net investment loss		(53,597)
Decrease in net assets resulting from operations		(53,597)
Net assets represented by partners' capital	**$**	**1,727,653**

Gross IRR	0.00%
Net IRR	-9.32%
TVPI	0.97x
DPI	-

Plankton-Gratitude Yield Co., LP
(a Delaware Limited Partnership)
STATEMENT OF OPERATIONS
Periods Ended December 31, 2024
(Unaudited)

	Qtr Ended 12/31/24	Inception to Date
Investment income:		
Non-portfolio interest income	$ 371	$ 1,245
Total income	371	1,245
Expenses:		
Management fee	25,106	32,078
Professional fees	22,380	22,380
Other expenses	59	384
Total expenses	47,545	54,842
Net investment loss	(47,174)	(53,597)
Net decrease in net assets resulting from operations	$ (47,174)	$ (53,597)

Plankton-Gratitude Yield Co., LP
(a Delaware Limited Partnership)
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
Periods Ended December 31, 2024
(Unaudited)

	Qtr Ended 12/31/24			Inception to Date		
	Net Assets			Net Assets		
	General Partner	Limited Partners	Total	General Partner	Limited Partners	Total
Decrease in net assets from operations:						
Net investment loss	$ -	$ (47,174)	$ (47,174)	$ -	$ (53,597)	$ (53,597)
Net decrease in net assets resulting from operations	-	(47,174)	(47,174)	-	(53,597)	(53,597)
Partners' capital contributions	-	818,750	818,750	-	1,781,250	1,781,250
Total increase in net assets	-	771,576	771,576	-	1,727,653	1,727,653
Net assets at beginning of period	-	956,077	956,077	-	-	-
Net assets at end of period	$ -	$ 1,727,653	$ 1,727,653	$ -	$ 1,727,653	$ 1,727,653

Plankton-Gratitude Yield Co., LP
(a Delaware Limited Partnership)
STATEMENT OF CASH FLOWS
For the periods Ended December 31, 2024
(Unaudited)

	Qtr Ended 12/31/24	Inception to Date
Cash flows from operating activities:		
Net decrease in net assets from operations	$ (47,174)	$ (53,597)
Adjustments to reconcile net decrease in net assets from operations to net cash used in operating activities:		
Purchases of portfolio investments	(557,500)	(1,455,782)
Increase in other current assets	(12,422)	(12,422)
Decrease in accounts payable and accrued expenses	(6,973)	-
Net cash used in operating activities	(624,069)	(1,521,801)
Cash flows from financing activities:		
Cash contributions from partners	818,750	1,781,250
Net cash provided by financing activities	818,750	1,781,250
Net increase in cash and cash equivalents	194,681	259,449
Cash and cash equivalents, beginning of period	64,768	-
Cash and cash equivalents, end of period	$ 259,449	$ 259,449

Plankton-Gratitude Yield Co., LP
(a Delaware Limited Partnership)
SCHEDULE OF PORTFOLIO INVESTMENTS
December 31, 2024
Unaudited

Description	Investment Date	Cost	Fair Value	% of Net Assets	Unrealized Appreciation
Privately-held					
Phytoplankton 57 Wells Solar LLC					
Equity Interest	12/20/2024	557,500	557,500	32.27%	-
Phytoplankton 85 Wells Solar LLC					
Equity Interest	6/13/2024	627,282	627,282	36.31%	-
Phytoplankton Cantebury Solar LLC					
Equity Interest	8/21/2024	271,000	271,000	15.69%	-
Subtotal - Privately-held		1,455,782	1,455,782	84.26%	-
Total Portfolio Investments		$ 1,455,782	$ 1,455,782	84.26%	$ -

Appendix 4 – Material Information















22:23

EXPLORE PROJECTS

How does this work?

Available for 93 more days

Millstone Community Solar

New Jersey

$741 k

8.5 % Annual interest	1 year Term
$0 Funded	0 Investors

Learn more | Invest

Projects | Community | Portfolio | Profile

22:23

Back

Goal

Support the construction of a 712 kW community solar project in Millstone, New Jersey.

Designed to expand access to affordable clean energy, the project will deliver electricity bill savings to local residents by feeding solar power directly into the grid and allocating credits through the state's community solar program.

The project is expected to avoid approximately 347 metric tons of CO_2 emissions annually, equivalent to taking nearly 860,000 miles of gasoline-powered vehicle travel off the road.

Images shown reflect prior work completed by Plankton Energy and are representative of the company's capabilities, but may not depict this specific project.

Invest now

22:24

Back

Plankton-Gratitude

Company formed by Plankton Energy and Gratitude Railroad, two leaders in energy development and impact investing.

Together, they bring deep technical expertise and capital to accelerate the deployment of distributed solar projects that generate returns while delivering meaningful climate and community impact.

Read less

Team members

Daniel Giuffrida CEO

Rebekah Saul Manager

Nik Mittal Partner

The investment offering profile is based entirely upon the Issuer's representations. Prior results do not guarantee future success. Images and videos are provided by the issuer.

Hosted by Climatize Earth Securities, LLC via Regulation Crowdfunding.

Invest now

< Back

Funding closes on September 15, 2025

0% – $0 of goal committed

8.5%
Annual interest

1 year
Term

$741k
Goal

0
Investors

Financial Details

12-month, interest-only loan with an 8.5% annual fixed interest rate. Investors receive quarterly interest payments on January 1, April 1, July 1, and October 1.

At maturity, a final lump–sum payment includes all remaining interest and full principal repayment. The loan is secured by a lien on project assets and may be prepaid without penalty.

Read less

Invest now

< Back

Financial Details

12-month, interest-only loan with an 8.5% annual fixed interest rate. Investors receive quarterly interest payments on January 1, April 1, July 1, and October 1.

At maturity, a final lump–sum payment includes all remaining interest and full principal repayment. The loan is secured by a lien on project assets and may be prepaid without penalty.

Read less

Financial Documents

Form C
Millstone Community Solar

Project Summary
Millstone Community Solar

Invest now